Exhibit 99.3
Reconciliation between IFRS-EU and IFRS-IASB as of September 30, 2009
The financial information included in this Report on Form 6-K was prepared in accordance with IFRS-EU. IFRS-EU refers to International Financial Reporting Standards as adopted by the European Union (“EU”), including the decisions ING Group made with regard to the options available under IFRS as adopted by the EU. IFRS-EU differs from IFRS-IASB in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under the EU ‘IAS 39 carve-out’, hedge accounting may be applied, in respect of fair value macro hedges, to core deposits and hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket and is not recognized when the revised amount of cash flows in scheduled time buckets is more than the original designated amount. Under IFRS-IASB, hedge accounting for fair value macro hedges can not be applied to core deposits and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. ING Group applies fair value hedge accounting for portfolio hedges of interest rate risk (macro hedging) under the EU ‘carve-out’ to its retail operations. The net exposures of retail funding (savings and current accounts) and retail lending (mortgages) are hedged. The hedging activities are designated under a portfolio fair value hedge on the mortgages. Changes in the fair value of the derivatives are recognized in the profit and loss account, together with the fair value adjustment on the mortgages (hedged items) insofar as attributable to interest rate risk (the hedged risk).
The financial information for the years ended December 31, 2006, 2007, and 2008 included in the Report on Form 6-K filed with the SEC on October 23, 2009 is prepared under IFRS-IASB. In order to faciliate comparison, ING has presented below a reconciliation of shareholders’ equity as of September 30, 2009 and net profit for the nine months ended September 30, 2009 from IFRS-EU to IFRS-IASB. This information was prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS-IASB accordingly does not take account of the fact that had ING Group applied IFRS-IASB as its primary accounting framework it may have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS-IASB compliant hedge accounting, which could have resulted in different shareholders’ equity and net result amounts compared to those disclosed below.
Both IFRS-EU and IFRS-IASB differ in several areas from accounting principles generally accepted in the United States of America (“US GAAP”).

Reconciliation shareholders’ equity under IFRS-EU and IFRS-IASB:

	September 30,	December 31,
amounts in millions of euros	2009	2008
In accordance with IFRS-EU	36,515	27,334

Adjustment of the EU ‘IAS 39 carve out’	(4,110)	(3,015)
Tax effect of the adjustment	1,041	761

Effect of adjustment after tax	(3,069)	(2,254)

In accordance with IFRS-IASB	33,446	25,080

Reconciliation net result under IFRS-EU and IFRS-IASB:

	For the nine months ended September 30,	For the nine months ended September 30,
amounts in millions of euros	2009	2008
In accordance with IFRS-EU	(223)	2,982

Adjustment of the EU ‘IAS 39 carve out’	(1,095)	(179)
Tax effect of the adjustment	279	46

Effect of adjustment after tax	(816)	(133)

In accordance with IFRS-IASB	(1,039)	2,849